Mail Stop 4561

September 19, 2006

J. Matt Lile, III
President
Vsurance, Inc.
4845 West Lake Road
Erie, Pennsylvania 16505

Re: **Vsurance, Inc.**
        Amendment No. 6 to Registration Statement on Form SB-2
        Filed September 6, 2006
        File No. 333-132028

Dear Mr. Lile:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from previous filings that the company netted $1,550,000 in proceeds from its loan with Samir Financial. Your current disclosure omits this information. Please revise to clarify the specific amount of net proceeds that the company received from the loan.

MD&A, page 33

2.   Your response to comment four does not appear to fully address our request for additional disclosure relating to the valuation of your equity instruments. Please revise

the MD&A to discuss each significant factor contributing to the difference between fair value of your equity instruments as of January 31, 2006 and the estimated IPO price.

3.   Please refer to your discussion of the January 2006 Life Cycle Stage. You indicated that the loan financing provided by Samir added a high degree of risk (i.e., foreclosure could occur within twelve months if the loan is not repaid) for service providers taking stock in exchange for cash payment. With respect to your valuation of your equity instruments, please revise the MD&A to discuss the relative weightings that you assigned to the above risk versus the relative weightings that you assigned to any diminished uncertainty and perceived risks resulting from the company obtaining the referenced financing.

Financial Statements and Notes

Report Of Independent Registered Public Accounting Firm, page F-12

4.   We note the disclosure in the accountants' report and note 9 relating to your financial difficulties and going concern uncertainties. The accountants' report indicates that these factors, among others may raise substantial doubt about your ability to continue as going concern. The referenced wording in the accountants' report is similar to that typically used in a going concern paragraph, but does not appear to clearly communicate whether or not, in the situation described in the referenced sections, there presently is substantial doubt about your ability to continue as a going concern for a reasonable period of time. Please refer to Section AU 341 of SAS (SAS Nos. 59 and 64) of auditing standards of the AICPA and have your accountants revise their report as appropriate.

Note 2 – Other Non-Current Assets

5.   We have read your response to comment five. Please revise your disclosures to include your accounting policy for software development costs for internal use consistent with your response.

Part II. Information Not Required in Prospectus

Exhibit 5.1. Legal Opinion

6.   We note your response to prior comment 9. However, the opinion does not state that the warrants are "binding obligations" under the state contract law governing the warrants. Please revise accordingly.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Joseph I. Emas (*via facsimile*)